     As filed with the Securities and Exchange Commission on May 19, 2003.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                          Under Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                          -----------------------------


                              THE JUDGE GROUP, INC.
                            -------------------------
                            (Name of Subject Company)


                              THE JUDGE GROUP, INC.
                        ---------------------------------
                        (Name of Person Filing Statement)

                          -----------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    481271104
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                             AMY E. FELDMAN, ESQUIRE
                                 GENERAL COUNSEL
                              THE JUDGE GROUP, INC.
                                 Two Bala Plaza
                                    Suite 800
                         Bala Cynwyd, Pennsylvania 19004
                                 (610) 667-7700
                 ------------------------------------------------
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                    on behalf of the person filing statement)

                          -----------------------------

                                                      WITH COPIES TO:

              JAMES A. LEBOVITZ, ESQUIRE                                        JUSTIN P. KLEIN, ESQUIRE
             Stephen C. Costalas, Esquire                                   COUNSEL TO THE SPECIAL COMMITTEE
            COUNSEL TO THE JUDGE GROUP, INC.                                   OF THE BOARD OF DIRECTORS OF
                       Dechert LLP                                                 THE JUDGE GROUP, INC.
                 4000 Bell Atlantic Tower                                  Ballard Spahr Andrews & Ingersoll, LLP
                     1717 Arch Street                                          1735 Market Street, 51st Floor
                Philadelphia, PA 19103-2793                                     Philadelphia, PA 19103-7599
                      (215) 994-4000                                                   (215) 665-8500

[_} Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

         Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is The Judge Group, Inc. ("Judge Group"), a Pennsylvania corporation. The principal executive offices of Judge Group are located at Two Bala Plaza, Suite 800, Bala Cynwyd, Pennsylvania 19004. The telephone number of the principal executive offices of Judge Group is (610) 667-7700. Judge Group's website is www.judgegroup.com. The information on Judge Group's website does not constitute a part of this Statement.

         Securities. This Statement relates to Judge Group common stock, par value $0.01 per share (the "Common Stock"). As of May 19, 2003, there were 13,462,382 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

         Name and Address. Judge Group is the person filing this Statement and is the subject company. Judge Group's business address, telephone number and website are as set forth in "Item 1. Subject Company Information."

         Tender Offer. This Statement relates to the tender offer by Judge Group Acquisition Corporation ("Purchaser"), a newly formed Pennsylvania corporation currently owned by Martin E. Judge, Jr., Chairman of the Board and Chief Executive Officer of Judge Group, and Michael A. Dunn, President and a Director of Judge Group, as disclosed in the Schedule TO (as defined below). According to the Offer to Purchase (as defined below), the principal business address of Purchaser is Two Bala Plaza, Suite 800, Bala Cynwyd, PA 19004. The business address for Messrs. Judge and Dunn is c/o The Judge Group, Inc., Two Bala Plaza, Suite 800, Bala Cynwyd, PA 19004.

         According to the Offer to Purchase, Purchaser is offering to purchase at a purchase price of $1.05 per share, net to the seller in cash, less any withholding taxes and without payment of interest (the "Offer Price"), all outstanding shares of Common Stock that are not owned by the Continuing Shareholders (as defined below), on the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are filed as Exhibits 99(a)(i) and 99(a)(ii) hereto, respectively, and are incorporated in this Statement by reference (which Offer to Purchase and Letter of Transmittal together constitute the "Offer"). According to the Offer, shareholders who hold vested options who exercise such options may tender the shares underlying such options in the Offer and receive the Offer Price for such shares.

         In addition, according to the Offer to Purchase, immediately preceding the closing of the Offer, Purchaser will be owned by Messrs. Judge and Dunn and certain employees, including certain officers and directors of Judge Group, certain of their respective family members and affiliates and certain other non-employees and non-family members (collectively, the "Continuing Shareholders"). The Continuing Shareholders are identified on Schedule B to the Offer to Purchase, which is incorporated in this Statement by reference. Together, the Continuing Shareholders and their affiliates own, as of May 19, 2003, 8,424,825 shares of Common Stock, which represents approximately 62.58% of the outstanding Common Stock.

         The Offer is disclosed in a combined Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "SEC") on May 19, 2003. According to the Offer to Purchase, if, after the completion of the Offer, Purchaser owns at least 80% of the outstanding Common Stock, Purchaser will then be permitted under Pennsylvania law to effect a "short-form" merger with Judge Group without the approval of the remaining holders of the Common Stock (the "Merger"). In the Offer to Purchase, Purchaser has stated that it will effect the Merger as soon as possible after it completes the Offer, unless a court prevents it from doing so. According to the Offer to Purchase, each share of Common Stock that Purchaser does not acquire in the Offer will be converted in the Merger into the right to receive $1.05 in cash, unless the holder of the share properly perfects dissenters rights under Pennsylvania law.

         As set forth in the Offer to Purchase, the Offer is conditioned upon there having been validly tendered and not withdrawn prior to the expiration date of the Offer at least that number of shares of Common Stock (1) that represent at least a majority of the total number of shares of Common Stock outstanding on the date shares are accepted for payment that are not owned by the Continuing Shareholders or their affiliates (the "Majority of the Minority Condition") and (2) that would, when aggregated with the shares of Common Stock owned directly or indirectly by the Continuing Shareholders, represent at least 80% of all shares of Common Stock then outstanding (the "Minimum Tender Condition"). Neither the Majority of the Minority Condition nor the Minimum Tender Condition may be waived by Purchaser.

         The Offer is also subject to the waiveable condition that the Special Committee (as defined below) not modify or withdraw its recommendation to the Judge Group shareholders being asked to tender their shares of Common Stock. See "Item 4. The Solicitation or Recommendation - Background of the Offer."

         According to the Offer to Purchase, in addition to the above conditions, Purchaser will not be required to accept for payment or pay for any shares of Common Stock, may postpone the acceptance for payment of or payment for tendered shares, and may, in its sole discretion, terminate or amend the Offer as to any shares not then paid for, if at or prior to the time of the expiration of the Offer:

         (a) Any preliminary or permanent judgment, order, decree, ruling, injunction, action, proceeding or application shall be pending or threatened before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, which would or might restrain, prohibit or delay consummation of, or materially alter or otherwise materially affect, the Offer or the Merger or materially impair the contemplated benefits of the Offer or the Merger; or that would reasonably be expected to, directly or indirectly:

              (i) Make illegal or otherwise prohibit consummation of the Offer;

              (ii) Prohibit or materially limit the ownership or operation by Purchaser of all or any material portion of the business or assets of Judge Group;

              (iii) Impose material limitations on the ability of Purchaser to effect the Merger or to effectively acquire, hold or exercise full rights of ownership of shares, including the right to vote any shares of Common Stock acquired by Purchaser pursuant to the Offer on all matters properly presented to Judge Group's shareholders;

              (iv) Require divestiture by Continuing Shareholders or Purchaser of any shares of Common Stock; or

         (b) Any statute, including without limitation any state anti-takeover statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable or asserted to be applicable to the Offer or the Merger, which would or might restrain, prohibit or delay consummation of, or materially alter or otherwise materially affect, the Offer or the Merger or materially impair the contemplated benefits of the Offer or the Merger, or that would reasonably be expected to result in any of the consequences referred to in paragraph (a) above; or

         (c) Any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened that has or might have a materially adverse effect on the business, properties, assets, liabilities, capitalization, shareholders' equity, financial condition, operations, results of operations or prospects of Judge Group or any of its subsidiaries; or

         (d) There shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the outbreak or escalation of a war (whether or not declared), acts of terrorism, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on, or any other event which might affect the extension of credit by banks or other lending institutions, (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

         (e) Any tender or exchange offer with respect to some or all of the outstanding shares of common stock of Judge Group (other than the Offer), or a merger, acquisition or other business combination proposal for Judge Group (other than the Offer and the Merger), shall have been proposed, announced or made by any person, entity or group; or

         (f) There shall have occurred or be in existence any other event, circumstance or condition, which, in the reasonable judgment of Purchaser, would prevent Purchaser from effecting the Merger following the completion of the Offer; or

         (g) Any of the foregoing events shall occur, which in the reasonable judgment of Purchaser with respect to each and every matter referred to above, makes it inadvisable to proceed with the Offer or with the Merger.

         With respect to all information described in this Statement as contained in Schedule TO, Schedule 13E-3, the Offer to Purchase and the Letter of Transmittal and all information regarding Purchaser, Judge Group takes no responsibility for the accuracy or completeness of such information or for any failure by Purchaser to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

         Conflicts of Interest. The information set forth in "Special Factors - Background of the Offer," "Special Factors - Transactions Between Purchaser, Its Affiliates and Judge Group," "Special Factors - Conflicts of Interest" and "The Offer - Section 8. Certain Information Concerning Continuing Shareholders and Purchaser" of the Offer to Purchase is incorporated in this Statement by reference.

         Judge Group's Articles of Incorporation provide that no director or officer of Judge Group shall be personally liable for monetary damages except to the extent that by law a director's or officer's liability for monetary damages may not be limited. The effect of this provision is to prevent Judge Group and its shareholders (through shareholder derivative suits on behalf of Judge Group) from recovering monetary damages against a director for breach of certain fiduciary duties as a director (including breaches resulting from grossly negligent conduct). This provision does not, however, exonerate the directors from liability (i) pursuant to any criminal statute, (ii) for the payment of taxes pursuant to federal, state or local law, or (iii) for self-dealing, willful misconduct or recklessness.

         The By-laws of Judge Group also provide for indemnification of the officers and directors of Judge Group to the fullest extent permitted by applicable law. Applicable law permits indemnification for all matters (including those asserted in derivative actions) except for those determined by a court to have constituted willful misconduct or recklessness. In addition, Judge Group maintains Director and Officer insurance. Purchaser has agreed to maintain Director and Officer insurance, following consummation of the Offer and the Merger, for all directors, including members of the Special Committee.

         In fiscal year 2002, each of Judge Group's non-employee directors, including the members of the Special Committee, received cash compensation in the amount of $2,500 per Board meeting for their services as directors and an option to purchase 10,000 shares of Judge Group Common Stock.

         Members of the Judge Group board of directors (including directors serving on the Special Committee) and certain Judge Group officers hold options to purchase shares of Common Stock. Pursuant to the terms of the Offer, holders of vested options who exercise such options may tender the shares underlying such options in the Offer and receive the Offer Price for such shares. The following chart sets forth the number of options held by Judge Group directors and officers, named in Judge Group's Report on Form 10-K for the fiscal year ended December 31, 2002, the number of shares vested as of the date of this Statement and the exercise price of such options (an asterisk (*) represents exercise price is less than the Offer Price):

                                                   # OPTION        SHARES VESTED AS OF         EXERCISE
LAST NAME             FIRST NAME                    SHARES          DATE OF STATEMENT           PRICE
---------             ----------                   --------        -------------------         --------
Alessandrini          Robert G.                     10,000                 0                    0.690*
Alessandrini          Robert G.                     10,000                2,500                 0.605*
Alessandrini          Robert G.                     10,000                5,000                 1.156
Alessandrini          Robert G.                     10,000                5,000                 1.438
Alessandrini          Robert G.                     20,000               15,000                 1.438
Alessandrini          Robert G.                     35,000               26,250                 1.250
Alessandrini          Robert G.                     25,000               25,000                 1.500
Alessandrini          Robert G.                      5,000                5,000                 3.375
Angermann             Randolph J.                   10,000                 0                    1.050
Angermann             Randolph J.                   10,000                3,334                 1.230
Angermann             Randolph J.                   10,000                6,667                 1.625
Angermann             Randolph J.                   10,000               10,000                 1.813
Angermann             Randolph J.                   10,000               10,000                 4.938
Angermann             Randolph J.                   10,000               10,000                 3.250
Dunn                  Michael A.                    22,000                 0                    0.881*
Dunn                  Michael A.                    10,002               10,002                 1.650
Dunn                  Michael A.                     9,998                9,998                 1.500
Gladstone             William J.                    50,000                 0                    0.700*
Gladstone             William J.                    14,500                 0                    0.801*
Gladstone             William J.                    50,000               25,000                 1.156
Gladstone             William J.                    20,000               10,000                 1.438
Gladstone             William J.                    20,000               15,000                 1.438
Gladstone             William J.                    30,000               30,000                 1.500
Hahn                  James C.                      10,000                 0                    1.050
Hahn                  James C.                      10,000                3,334                 1.230
Hahn                  James C.                      10,000                6,667                 1.625
Hahn                  James C.                      10,000               10,000                 1.813
Hahn                  James C.                      10,000               10,000                 4.938
Hahn                  James C.                      10,000               10,000                 3.250
Judge                 Martin E. Jr.                 50,000                 0                    0.881*
Judge                 Martin E. Jr.                 10,000                5,000                 1.271
Judge                 Martin E. Jr.                  5,000                2,500                 1.581
Judge                 Martin E. Jr.                  5,000                2,500                 1.438
Judge                 Martin E. Jr.                 10,000                7,500                 1.582
Judge                 Martin E. Jr.                 10,000                7,500                 1.438
Judge                 Martin E. Jr.                 25,004               25,004                 1.650
Judge                 Martin E. Jr.                 74,996               74,996                 1.500
Strouse               Robert H.                     10,000                 0                    1.050
Strouse               Robert H.                     10,000                3,334                 1.230
Wiercinski            Katharine A.                  10,000                 0                    0.700*
Wiercinski            Katharine A.                   8,666                 0                    0.801*
Wiercinski            Katharine A.                  10,000                5,000                 1.156
Wiercinski            Katharine A.                  10,000                5,000                 1.438
Wiercinski            Katharine A.                  20,000               15,000                 1.438
Wiercinski            Katharine A.                  14,444               14,444                 1.500
Wiercinski            Katharine A.                  10,000               10,000                 1.500
Wiercinski            Katharine A.                  10,000               10,000                 1.938
Work                  John M.                       10,000                 0                    0.690*
Work                  John M.                       10,000                2,500                 0.605*
Work                  John M.                       10,000                2,500                 0.550*
Work                  John M.                        5,000                2,500                 1.375
Work                  John M.                        5,000                3,750                 1.438
Work                  John M.                        2,500                2,500                 1.500
Work                  John M.                        1,000                1,000                 5.188
Work                  John M.                        1,500                1,500                 7.500

         Judge Group had a split-dollar arrangement with Mr. Judge, under which Judge Group paid split-dollar policy premiums that would be repaid to Judge Group upon his death. On April 1, 2002, Judge Group and Mr. Judge restructured the policy so that the policy was cancelled and the cash surrender value of the policy was paid to Mr. Judge. Mr. Judge signed a promissory note in favor of Judge Group for the total of the premiums paid to date under the arrangement in the amount of $552,761. The promissory note bears interest at 4.9% annually, is secured by a pledge of 850,000 shares of Judge Group stock and is payable in April 2012.

         Judge Group also had a split-dollar arrangement with Mr. Dunn, the President of Judge Group, under which Judge Group paid split-dollar policy premiums that would be repaid to Judge Group upon his death. The Compensation Committee of Judge Group determined that beginning on April 1, 2002, premiums would no longer be paid by Judge Group. As a result, the premiums on this policy will be paid either by Mr. Dunn personally or will be taken from the cash surrender value of the policy.

         Except as described in this Statement (including the Exhibits hereto) or incorporated in this Statement by reference, to the knowledge of Judge Group, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Judge Group or its affiliates and (1) Judge Group or its executive officers, directors or affiliates or (2) Purchaser or its executive officers, directors or affiliates.



Item 4.    The Solicitation or Recommendation.

         Recommendation.

         At a meeting held on May 16, 2003, the Special Committee (as defined below) unanimously determined to recommend that shareholders accept the Offer and tender their shares pursuant to the Offer.

         Background of the Offer.

         On February 12, 2001, Judge Group engaged Investec, Inc. ("Investec"), an investment banking firm familiar with the staffing industry, to assist the company's management with strategic planning and related issues. Over the course of the next eighteen months, Investec advised management on a number of issues, such as improving margins and analyzing acquisition and merger opportunities. The company's share price continued to decline, however, and on November 19, 2002, Mr. Judge met with Investec to discuss strategic alternatives for Judge Group. At that meeting, a discussion took place as to whether remaining as an independent public company was the best course of action for Judge Group and its shareholders and whether it would be appropriate for Judge Group to investigate alternatives to maximize shareholder value.

         At a special meeting of the board of directors called by Mr. Judge and held on December 18, 2002, Investec informed the members of the board that one possible strategic alternative designed to enhance shareholder value which they should consider was a going private transaction led by Messrs. Judge and Dunn, and Messrs. Judge and Dunn requested that Investec be authorized to explore on behalf of the Continuing Shareholders the feasibility of such a going private transaction. Messrs. Judge and Dunn also indicated that they had no interest in selling their respective ownership interests in Judge Group and presented to the board resolutions to authorize the proposed work by Investec and also to authorize Judge Group to pay for legal counsel to represent the Continuing Shareholders in connection with a potential going private transaction.

         Because the proposed resolution and the potential for a going private transaction led by management raised conflict of interest issues, Randolph Angermann, James Hahn and Robert Strouse, the independent directors of the board, requested that they be given the opportunity to consider these issues further at a separate meeting and that they be authorized to retain independent counsel. The law firm of Ballard Spahr Andrews & Ingersoll, LLP ("Ballard Spahr") was subsequently contacted to discuss the possibility of representing the independent directors should the Continuing Shareholders make a formal offer to take Judge Group private. After confirming that Ballard Spahr could undertake the representation, a meeting of the independent directors was scheduled and, on December 27, 2002, the independent directors of the board met with representatives from Ballard Spahr to discuss the possibility of an offer from the Continuing Shareholders to take Judge Group private and to review the resolutions that Messrs. Judge and Dunn had proposed concerning the retention of legal counsel and a financial advisor for the Continuing Shareholders. Also present were directors William J. Gladstone, a Continuing Shareholder, and John
E. Shields and Amy E. Feldman, General Counsel to Judge Group and a Continuing Shareholder.

         At the December 27, 2002 meeting, following an active discussion as to whether it would be appropriate for the board to approve the resolutions that had been proposed by the Continuing Shareholders, the independent directors concluded that it would be appropriate for Judge Group to authorize Investec to evaluate on behalf of Judge Group the feasibility of a going private transaction and other strategic alternatives available to Judge Group for an additional period of thirty days and that, after such evaluation, the Continuing Shareholders should bear the fees and expenses of retaining their own advisors, including Investec as their financial advisor, if they wished to. It was further determined that the independent directors opposed the payment by Judge Group of the fees of legal counsel to the Continuing Shareholders.

         The December 27, 2002 meeting ended with the unanimous agreement of the independent directors that Judge Group should form a special committee comprised solely of independent directors to consider any offer that might be submitted from the Continuing Shareholders and that, if such an offer were to be submitted, the special committee would retain a financial advisor and its own legal counsel.

         Subsequently, on January 8, 2003, the board, having determined that Messrs. Angermann, Hahn and Strouse qualify as independent directors under Rule 4200 of the Marketplace Rules of the National Association of Securities Dealers, Inc., appointed Messrs. Angermann, Hahn and Strouse by unanimous written consent as members of a special committee of the board (the "Special Committee") empowered to, among other things:

         1. Explore the possibility of Judge Group becoming a privately held company, including, but not limited to, management buy-out transactions;

         2. Evaluate alternatives to Judge Group becoming a privately held company;

         3. Choose among the options considered by the Special Committee and negotiate on behalf of the Judge Group the terms and conditions of any resulting transaction;

         4. Present to the board of directors the results of the Special Committee's examinations and its recommendations with respect thereto;

         5. Assist in the preparation of forms required by the rules of the SEC or any other applicable regulatory authority to be filed in connection with any resulting transaction;

         6. Perform such other functions as requested by the board of directors; and

         7. At Judge Group's expense, and not at the expense of the members of the Special Committee, to retain counsel and other advisors, including, but not limited to, financial advisors, to assist the Special Committee in connection with the duties and responsibilities set forth in paragraphs 1 through 6 above.

         On that same date, the board also authorized Investec to explore for a term of thirty days the feasibility of a going private transaction and agreed to pay Investec one month's fee ($8,000) under the terms of the existing engagement letter between Judge Group and Investec for such services.

         On January 22, 2003, Judge Group received a further notification from The Nasdaq Stock Market, Inc. that the common stock would be delisted from The Nasdaq Small Cap Market unless the stock closed at or above $1.00 per share for at least ten (10) consecutive days by July 18, 2003. The stock has not since traded above $1.00 for ten (10) straight days since the period between May 24, 2002 and June 7, 2002.

         During the next several weeks, representatives of Investec and the Continuing Shareholders met with potential investors that might be interested in providing financing for a going private transaction. Prior to these meetings with potential investors, Investec met with Mr. Judge and Robert Alessandrini, the Chief Financial Officer of Judge Group, to discuss Judge Group's financial performance. Investec did not, however, independently verify any information, whether publicly available or furnished to it, concerning Judge Group, including financial information, and did not inspect or prepare any appraisal or valuation of any of the assets or liabilities of Judge Group.

         The board of directors next met on February 21, 2003 to receive a report from Investec on the status of its feasibility study and to review prior discussions that had taken place with a number of third parties that may have had an interest in merging with or acquiring Judge Group. At this meeting Messrs. Judge and Dunn reaffirmed their position that they had no interest in selling their respective ownership interests in Judge Group.

         At the conclusion of the meeting, the board of directors acknowledged that, going forward, the Continuing Shareholders would engage Investec as financial advisor to the Continuing Shareholders and that Judge Group would bear no responsibility for Investec's fees incurred in such engagement. The terms of Investec's engagement by the Continuing Shareholders provide for the payment of a success fee upon the conclusion of the Offer in an amount of 5% of the first $5 million of purchase price plus 3% of the next $5 million of purchase price plus 1% of purchase price above $10 million.

         Shortly after the February 21, 2003 meeting, the Special Committee engaged Ballard Spahr to serve as a special independent legal advisor to assist the Special Committee in the performance of its duties. The Special Committee was informed that a group of attorneys at Ballard Spahr separate from those proposed to represent the Special Committee represents PNC Bank in connection with a loan to Judge Group and a loan to the Purchaser for the Offer, and that, approximately three years ago, Ballard Spahr represented Judge Group in connection with a proposed joint venture transaction that did not close. The Special Committee concluded that so long as Ballard Spahr maintained a Chinese Wall between the lawyers working on the loans and those representing the Special Committee, then Ballard Spahr could represent its interests in a potential transaction involving Judge Group, Purchaser and the Continuing Shareholders.

         Subsequently, on March 21, 2003, certain of the Continuing Shareholders sent a non-binding proposal to the Special Committee indicating their interest in pursuing a going private transaction at a price of $0.82 per share. On March 24, 2003, Messrs. Judge and Dunn presented Judge Group with a formal proposal for a going private transaction that contemplated the acquisition of all outstanding shares of Common Stock not already beneficially owned by the Continuing Shareholders at a price of $0.82 per share, subject to a number of conditions, including a financing contingency. Following the announcement of the proposal, Mr. Strouse, a member of the Special Committee, had separate discussions with two institutional Judge Group shareholders regarding their views with respect to the proposal. Mr. Strouse also requested that Ballard Spahr assist the Special Committee in its search for an independent financial advisor.

         From March 27, 2003 until May 16, 2003, the Special Committee held a total of ten meetings, both in person and by telephone conference.

         On March 27, 2003, the Special Committee met with its legal counsel to discuss the Continuing Shareholders' proposal and to interview four prospective financial advisors to the Special Committee. Following a presentation from legal counsel to the Special Committee with respect to the members' legal duties as directors serving on the committee, each proposed financial advisor made a presentation to the Special Committee in which it presented its qualifications and relevant experience with respect to going private transactions and the staffing industry, proposed fees and addressed any relationships that the prospective financial advisor had with Judge Group and/or Purchaser and the Continuing Shareholders. At the conclusion of the live presentations, counsel to the Special Committee also described certain marketing information and proposals that it had received from two additional prospective financial advisors to the Special Committee.

         After active discussion and consideration of the information presented, the members of the Special Committee decided that, pending the agreement of Judge Group to bear financial responsibility for its fees and expenses, to engage Legg Mason Wood Walker, Incorporated ("Legg Mason") as the independent financial advisor to the Special Committee in light of Legg Mason's experience with respect to going private transactions and matters involving the staffing industry, the understanding that Legg Mason demonstrated with respect to the duties of the Special Committee and the reasonableness of Legg Mason's fee. The Special Committee agreed in conclusion to present Legg Mason's fee proposal to the board to request authorization that Judge Group bear this expense on behalf of the Special Committee.

         On March 28, 2003, the Special Committee received a letter from Hummingbird Management, LLC ("Hummingbird"), the indirect holder of approximately 7.4% of the Common Stock, in which Hummingbird expressed, among other things, its view that the announced offer of $0.82 per share was "too low and ... fundamentally unfair." Hummingbird filed this letter as an exhibit to a filing on Schedule 13D that it made on March 27, 2003.

         Over the course of the next few days, legal counsel to the Special Committee spoke with counsel to Purchaser concerning the structure of any proposed going private transaction. In particular, counsel to the Special Committee noted that the committee would insist that any transaction be structured so as to require as a condition to closing that a majority of the shares that are not owned by Purchaser or its affiliates approve the transaction or tender their shares if the transaction is structured as a tender offer.

         Subsequently, on April 1, 2003, the Special Committee received a letter from RCM Technologies, Inc. ("RCM") dated March 31, 2003 in which RCM expressed its belief that, upon the completion of due diligence, RCM would be in a position to offer to purchase all of Judge Group's outstanding shares of Common Stock for at least $0.90 per share and requesting a meeting with the members of the Special Committee to discuss this further. RCM issued a press release to this effect on the same day, although the press release did not state the price per share that RCM stated it might be able to offer. The letter and the press release were communicated to Judge Group, and Purchaser subsequently issued a press release on April 2, 2003 confirming its intention not to sell its interest in Judge Group.

         On April 1, 2003, Messrs. Judge and Dunn sent a letter to the Special Committee confirming their belief that it was in the best interest of Judge Group, its shareholders, employees, customers, suppliers and creditors to become a privately held company and that they had no interest or intention to sell their respective ownership positions.

         On April 2, 2003, the Special Committee met to discuss RCM's March 31, 2003 letter, the proposed structure of Purchaser's offer and the retention by the Special Committee of an independent financial advisor. It was agreed that the Special Committee would insist upon the retention of an independent financial advisor to act on its behalf and that Ballard Spahr would send a response letter to RCM explaining the capital structure of Judge Group (i.e. the Continuing Shareholders owned or controlled over 60% of the outstanding Common Stock) and, if notwithstanding that fact, RCM still wanted to speak with the Special Committee, agreeing to arrange for a meeting.

         On April 4, 2003, legal counsel to the Special Committee sent RCM a letter enclosing a copy of the Continuing Shareholders' April 2, 2003 press release and noting that, if RCM were still interested in a meeting with the Special Committee notwithstanding the position of the Continuing Shareholders that they would not sell their interest in Judge Group, RCM should have its legal counsel contact Ballard Spahr to arrange for a meeting.

         Over the course of the next several days, members of the Special Committee had conversations with members of the Continuing Shareholders regarding their initial offer of $0.82 per share and structure of the proposed transaction. On April 10, 2003, the Continuing Shareholders announced that they intended to make a tender offer for the Common Stock at an increased price of $0.95 per share and also reaffirmed that they had no interest or intention in selling their ownership interest in Judge Group. On that same date, the Special Committee formally engaged Legg Mason to serve as the independent financial advisor to the Special Committee.

         The Special Committee next met on April 15, 2003 to hear a presentation from Legg Mason concerning its proposed activities on behalf of the Special Committee and the process that Legg Mason intended to use in analyzing the Offer, including, but not limited to, endeavoring to refine the universe of companies to which Judge Group would be compared to those with similar circumstances. See "Item 4. The Solicitation or Recommendation - Opinions of Financial Advisor."

         On April 24, 2003, prior to a scheduled meeting of the Special Committee, legal counsel to the Special Committee received a letter from RCM in response to counsel's earlier letter of April 4, 2003 in which RCM stated that, based on then currently available public information and subject to the completion of due diligence, RCM expected to be in a position to offer to purchase all of Judge Group's outstanding shares of Common Stock for a price ranging from $1.10 to $1.25 per share and again requesting a meeting with the members of the Special Committee.

         The April 24, 2003 meeting of the Special Committee began with a presentation from Legg Mason as to the initial results of its financial analyses. Legg Mason explained the nature of the information that it had reviewed as well as the nature of the analyses that it had performed and noted the initial conclusions that Legg Mason had reached concerning the current offer of $0.95. A discussion was then held among the group, and it was agreed that the members of the Special Committee would meet with Mr. Judge to attempt to negotiate a higher price.

         The discussion turned next to the recently received letter from RCM, and it was agreed that Ballard Spahr would contact counsel for RCM to arrange for a meeting. Efforts were made by the Special Committee to arrange for a meeting on April 25, 26 or 27. However, RCM officials were unavailable until April 28, 2003, when a meeting between RCM and the Special Committee took place.

         In the meantime, on April 27, 2003, the Special Committee met with Mr. Judge, the General Counsel of Judge Group and two representatives from Investec to inform Mr. Judge that the Special Committee believed the offer of $0.95 per share to be inadequate and to inform those present of the recent letter from RCM. The Special Committee informed Mr. Judge that it wanted the Continuing Shareholders to increase their offer substantially, and it was subsequently agreed after some additional discussion that the Special Committee would await Continuing Shareholders' response.

         The next day, April 28, 2003, the Special Committee and representatives from Ballard Spahr met with Leon Kopyt, Chairman, President and Chief Executive Officer of RCM, Stanton Remer, Chief Financial Officer of RCM, Kevin Miller, Senior Vice President of RCM and RCM's outside legal counsel. Mr. Kopyt commenced the meeting with a summary of RCM's proposal and confirmed in response to a question from the Special Committee that RCM was not interested in acquiring less than a controlling interest in Judge Group. In response to this information, the Special Committee noted that, because the Continuing Shareholders control over 60% of the outstanding shares of Common Stock, RCM would have to speak directly with the Continuing Shareholders if it wished to pursue a potential transaction, as the Special Committee had no authority to speak or negotiate on behalf of the Continuing Shareholders.

         The representatives from RCM and their legal counsel then left the meeting, and the Special Committee met with a representative from Legg Mason to review further the financial analyses being performed by Legg Mason. The representative related a conversation that he had had with a representative of Investec and explained that Investec had raised a number of issues about Legg Mason's financial analysis. Following discussion of this issue, the Special Committee agreed that, to the extent the factors raised by Investec were considered relevant and had not already been considered by Legg Mason, they should be reviewed. Legg Mason agreed to do so and to report back to the Special Committee at a later date.

         On April 30, 2003, Mr. Judge telephoned Mr. Strouse to inquire as to the range of offers that the Special Committee would consider. Mr. Strouse subsequently inquired as to whether Purchaser would agree to a price of $1.05 per share, and Mr. Judge responded that he would have to consult with the other Continuing Shareholders and their advisers, but would consider raising the Continuing Shareholders' offer from $0.95 per share.

         Subsequently, on May 1, 2003, the Special Committee met with legal counsel and representatives from Legg Mason to discuss Purchaser's response to the request that its offer be substantially increased. Following discussions with Legg Mason, it was subsequently agreed that the Special Committee would negotiate with Purchaser for an offer price of $1.05 per share. The meeting concluded with a presentation from Legg Mason in which it was noted that, upon consideration of the additional factors that Investec had earlier suggested and the Special Committee had recommended that Legg Mason consider, Legg Mason's conclusions had not changed.

         On that same date, legal counsel to the Special Committee affirmed in a letter to counsel to RCM that RCM should contact Continuing Shareholders or their legal and financial advisors directly if RCM desired to pursue further discussions regarding the possible acquisition of Judge Group. As of the date of this filing, RCM has not responded to this letter and, to the knowledge of Judge Group, has not pursued further discussions with Continuing Shareholders or its legal and financial advisors.

         Over the course of the next few days, during subsequent negotiations conducted between the Special Committee and representatives of Continuing Shareholders, Continuing Shareholders agreed to increase their offer price to $1.05 per share, and this information was communicated to Legg Mason and Ballard Spahr. It was also communicated that Continuing Shareholders had indicated that the $1.05 price was their highest and best offer for the Shares.

         Subsequently, on May 7, 2003, a lawsuit purporting to be a class action was filed in the Court of Common Pleas of Philadelphia County, Pennsylvania, against Judge Group and certain of Judge Group's directors, alleging breaches by the defendants of certain fiduciary duties in connection with the proposal by the Continuing Shareholders to take the company private. The Special Committee met on May 12, 2003, with Legg Mason and Ballard Spahr, to discuss the lawsuit, and, after some discussion, it was agreed that Legg Mason would perform additional analysis for the Special Committee.

         On May 14, 2003, a lawsuit purporting to be a class action was filed in the Court of Common Pleas of Montgomery County, Pennsylvania, against Judge Group, the directors of Judge Group and a former director of Judge Group, alleging breaches by the defendants of certain fiduciary duties in connection with the proposal by the Continuing Shareholders to take the company private. The Special Committee met with Ballard Spahr and Legg Mason on May 15, 2003 to discuss the results of additional work and financial analyses that Legg Mason had performed and the new lawsuit that had been filed. In addition, the Special Committee asked Legg Mason about the relationship between the book value per share of Judge Group to the Offer Price. Legg Mason noted that, pursuant to a review of publicly available information, Judge Group's book value per share could be calculated in a number of different ways. Legg Mason stated, however, that it did not consider a comparison of book value per share data to the Offer Price to be appropriate in determining the fairness, from a financial point of view, of the Offer Price to the holders of Judge Group's common stock other than the Continuing Shareholders and that Legg Mason conducted financial studies, analyses and investigations and considered such other information as it deemed necessary or appropriate for purposes of its opinion.

         On May 16, 2003, the Special Committee met with Legg Mason and Ballard Spahr to discuss the additional work that Legg Mason had performed at the request of the Special Committee and to discuss the Offer. Ballard Spahr also reviewed with the Special Committee the terms and conditions of the Offer. Legg Mason then made a presentation of its analyses and conclusions and provided an opinion, confirmed by a written opinion dated May 16, 2003 (the "Fairness Opinion"), that, as of such date, and based on and subject to the assumptions, limitations and qualifications set forth in such Fairness Opinion, the $1.05 price per share to be received in the Offer and the Merger, considered as a single transaction, was fair from a financial point of view, to the Judge Group shareholders being asked to tender their shares. A copy of the Fairness Opinion is attached as Annex A to this Statement and a discussion of the analyses performed by Legg Mason in arriving at its opinions is set forth below under "Item 4. The Solicitation or Recommendation - Opinions of Financial Advisor."

         Based upon Legg Mason's opinion and other factors considered by the Special Committee, as highlighted below under "Reasons for Determination of Fairness and Recommendation," the Special Committee unanimously determined that the Offer and the Merger were fair to Judge Group shareholders being asked to tender their shares and recommended that the shareholders accept the Offer and tender their shares in the Offer.

         On May 16, 2003, the board of directors met and accepted the recommendation of the Special Committee and unanimously determined that the Offer and the Merger were fair to Judge Group shareholders being asked to tender their shares and recommend that the shareholders accept the Offer and tender their shares in the Offer.

         On May 19, 2003, Purchaser commenced the Offer, and Judge Group distributed this Statement.

         Reasons for Determination of Fairness and Recommendation.

         In determining that the Offer is fair to Judge Group shareholders being asked to tender their shares of Common Stock and recommending to the shareholders that they tender their shares pursuant to the Offer, the Special Committee considered a number of factors, including:

         Market Price and Premium. The Special Committee considered the recent and historical price and trading activity of the Common Stock. In particular, the Special Committee considered that the $1.05 per share Offer Price represents
(1) a premium of 50% over the closing price on March 21, 2003, the last full trading day before the public announcement of the Continuing Shareholders' proposal to take Judge Group private and (2) a 36.59% premium over the average closing price for the twelve-month period ended March 21, 2003.

         Fairness Opinion and Analyses. The Special Committee considered the Fairness Opinion that based upon and subject to the assumptions and limitations described in the Fairness Opinion, the consideration to be received by the public shareholders of Judge Group (other than the Continuing Shareholders) in connection with the Offer and the Merger, considered as a single transaction, was fair to them from a financial point of view. The Special Committee also considered Legg Mason's financial analyses and summary conclusions presented at meetings of the Special Committee on April 15, 2003, April 24, 2003, April 28, 2003, May 1, 2003, May 12, 2003, May 15, 2003 and May 16, 2003. A summary of the
Fairness Opinion and the factors considered in giving the Fairness Opinion is set forth in the section entitled "Opinions of Financial Advisor" of this Item 4 (the "Fairness Opinion Summary"). A copy of the Fairness Opinion setting forth the assumptions made, matters considered and limitations on the review undertaken by Legg Mason is attached as Annex A to this Statement. Shareholders are urged to read the Fairness Opinion Summary and the Fairness Opinion carefully and in their entirety.

         Offer Price. The Special Committee considered that Purchaser raised the Offer price to $1.05 per share from its initial proposal of $0.82 per share and indicated that the $1.05 price was Purchaser's highest and best offer for the Common Stock.

         Transaction Structure. The Special Committee evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding shares of Common Stock, followed by a merger, without a merger agreement. The Special Committee considered that the cash tender offer enabled the shareholders of Judge Group the opportunity to obtain cash for all of their shares at the earliest possible time, while Purchaser still was obligated by the terms of the Offer to complete the Merger and pay the same consideration for shares received in the Merger as paid for shares tendered in the Offer.

         Majority of the Minority Condition. The Special Committee considered that the Majority of the Minority Condition is not waivable by Purchaser. The Offer, therefore, will in all events be conditioned upon there being validly tendered and not withdrawn at least that number of shares of Common Stock that represent a majority of the total outstanding shares that are not owned by Purchaser or its affiliates and who probably would not be deemed independent of Purchaser.

         No Financing Condition. The Special Committee considered that while the initial offer was subject to a financing contingency neither the Offer nor the Merger is subject to any financing condition.

         Special Committee Formation and Negotiation. The Special Committee considered the fact that certain terms of the Offer and the transactions contemplated thereby were the product of the Special Committee's negotiations with Purchaser. The Special Committee also considered the fact that none of its members was employed by or affiliated with Judge Group or Purchaser or their respective affiliates (except in their capacities as non-employee directors of Judge Group), and none of the Special Committee's members had any material agreement or promise of a future benefit from Judge Group or Purchaser or any of their respective affiliates (other than benefits received as directors, including director compensation and indemnification described in Item 3 above).

         Individual Determination. Although the Offer and the Merger are not structured to require approval by a formal shareholder vote of the majority of Judge Group shareholders that are not affiliated with Purchaser, Judge Group's shareholders can determine independently and without influence whether to tender their shares in the Offer and the Offer is subject to the Minimum Tender Condition and the Majority of the Minority Condition.

         Availability of Dissenters' Rights. The Special Committee considered that dissenters' rights of appraisal will be available to Judge Group's shareholders under the Pennsylvania Business Corporation Law in connection with the Merger.

         Independent Financial and Legal Advisors. The Special Committee had the benefit of advice from an independent and experienced financial advisor which reviewed and evaluated the Offer and the Offer Price. In addition, the Special Committee retained independent and experienced legal counsel to assist it in performing its duties.

         Potential Delisting. The Special Committee considered that during February 2002, Judge Group received notification from The Nasdaq Stock Market, Inc., that the Common Stock would be delisted from The Nasdaq National Market unless the stock closed above $1.00 per share for at least ten (10) consecutive days. Subsequently, on November 21, 2002, the Common Stock ceased trading on The Nasdaq National Market and began trading on The Nasdaq Small Cap Market. On January 22, 2003, Judge Group received a further notification from The Nasdaq Stock Market, Inc. that the Common Stock would be delisted from The Nasdaq Small Cap Market unless the stock closed at or above $1.00 per share for at least ten
(10) consecutive days by July 18, 2003. Until the announcement of the Offer, Judge Group's stock price has not traded above $1.00 since June 7, 2002. The Special Committee considered that in the event of delisting from The Nasdaq Small Cap Stock Market there would likely not be an efficient market for the Common Stock and opportunities to sell the Common Stock by the company's minority shareholders would be more difficult.

         Business Prospects. In addition to other factors discussed herein, the Special Committee considered Judge Group's business, prospects, financial condition, results of operations and current business strategy and the challenges Judge Group would face if it did not proceed with the proposed transaction contemplated by the Offer, including: (1) the lack of trading volume and analyst coverage for Judge Group's shares; (2) Judge Group's historical performance; (3) Judge Group's lack of access to equity capital to grow; and (4) the increasing costs associated with being a public company in light of the passage of the Sarbanes-Oxley Act of 2002 and recent corporate governance regulations and other factors.

         Unwillingness of Martin E. Judge, Jr. and Michael A. Dunn to Sell Their Interests. The Special Committee considered the fact that Messrs. Judge and Dunn have stated that each is not interested in selling all or any portion of his ownership interest in Judge Group to a third party and reaffirmed this on at least two occasions in response to RCM's indication of interest in acquiring Judge Group.

         In addition to the above, the Special Committee considered the following factors that make the transaction less attractive to the shareholders of Judge Group:

         Conditions to Transaction. The Special Committee considered that Purchaser's obligation to consummate the Offer and the Merger is subject to a number of broad conditions that must be waived or deemed satisfied prior to the expiration of the Offer at the discretion of Purchaser (as set forth in the Offer to Purchase and "Item 2. Identity and Background of Filing Person"). If these conditions are not met or waived, then Purchaser will not be obligated to complete the Offer.

         Potential Conflicts of Interest. The Special Committee considered the interest of certain executive officers and directors of Judge Group in the Offer. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

         Taxable Transaction. The Special Committee considered that the Offer could result in a taxable gain to Judge Group's shareholders, including those who may otherwise have preferred to retain their shares to defer the occurrence of a taxable event.

         Future Prospects of Judge Group. The Special Committee also considered the fact that, assuming the Merger is completed, all holders of Common Stock (other than Purchaser and the Continuing Shareholders) will not participate in the future growth of Judge Group. Because of the risks and uncertainties associated with Judge Group's future prospects, the Special Committee concluded that this potential benefit or detriment was not quantifiable. The Special Committee concluded that obtaining a cash premium for the Common Stock upon completion of the Offer could be preferable to enabling the holders to have a speculative potential future return in a company whose shares are likely to no longer be listed on a recognized securities exchange.

         Indication of Interest from RCM. The Special Committee considered that it had received an indication of interest from RCM at a range of $1.10 to $1.25 per share, but only for all outstanding shares of Common Stock; however, the Special Committee also noted that Messrs. Judge and Dunn have stated that each is not interested in selling all or any portion of his ownership interest in Judge Group to a third party and reaffirmed this on at least two occasions in response to RCM's indication of interest in acquiring Judge Group. The Special Committee further noted that RCM's representatives stated that RCM is not interested in purchasing a minority interest in Judge Group.

         The description set forth above is not intended to be exhaustive but summarizes the primary factors considered by the Special Committee. In view of its many considerations, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered by the Special Committee. In addition, individual members of the Special Committee may have given different weights to the various factors considered. After weighing all of these considerations, the Special Committee unanimously determined that the Offer and the Merger are fair to Judge Group shareholders being asked to tender their shares and recommends that Judge Group shareholders tender their shares of Common Stock in the Offer.

         Opinions of Financial Advisor.

SUMMARY
-------

         Fairness Opinion.

         Under a letter agreement, dated April 10, 2003, the Special Committee retained Legg Mason to serve as the financial advisor to the Special Committee. Legg Mason has delivered the Fairness Opinion to the Special Committee that, as of May 16, 2003, the $1.05 price per share to be received in the Offer and Merger ("the $1.05 Offer Price") was fair, from a financial point of view, to Judge Group's public shareholders (other than the Continuing Shareholders of Judge Group). The full text of the opinion, which explains the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Legg Mason in rendering its opinion, is attached as Annex A to this Statement. You should read this opinion in its entirety, as well as the other information described under "Fairness Opinion."

         Legg Mason's written opinion is directed to the Special Committee and only addresses the fairness of the $1.05 Offer Price from a financial point of view as of the date of the opinion. Legg Mason's written opinion does not address any other aspect of the Offer and does not constitute a recommendation to any Judge Group shareholder to accept the Offer and tender his or her shares pursuant to the Offer. The following is only a summary of the Legg Mason opinion. Shareholders are urged to read the entire opinion.

         In arriving at its opinion, Legg Mason, among other things:

                  (i) reviewed and analyzed the financial terms and conditions of the letters to the Special Committee from the Continuing Shareholders (or representatives thereof) dated March 21, 2003 and April 10, 2003;

                  (ii) reviewed and analyzed certain publicly available audited and unaudited financial statements of Judge Group and certain other publicly available information of Judge Group;

                  (iii) reviewed and discussed with representatives of the senior management of Judge Group certain information of a business and financial nature furnished to Legg Mason by them, including financial forecasts and related assumptions of Judge Group;

                  (iv) reviewed public information with respect to certain other companies in lines of business that Legg Mason believed to be generally comparable to the business of Judge Group;

                  (v) reviewed the financial terms, to the extent publicly available, of certain business combinations that Legg Mason believed to be generally comparable to the Offer;

                  (vi) reviewed certain publicly available information concerning the historical stock price of Judge Group common stock;

                  (vii) reviewed a draft of the Offer to Purchase dated May 9, 2003 and a draft of the Judge Group's Solicitation and Recommendation Statement on Schedule 14D-9 dated May 13, 2003 with respect to the Offer; and

                  (viii) conducted such other financial studies, analyses and investigations and considered such other information as Legg Mason deemed necessary or appropriate for purposes of its opinion.

         In connection with its review, Legg Mason assumed and relied upon, without any responsibility for independent verification or liability therefor, the accuracy and completeness of all financial and other information supplied to Legg Mason by Judge Group, and all publicly available information. Legg Mason further relied upon the assurances of management of Judge Group that they were unaware of any facts that would make the information provided to Legg Mason incomplete or misleading. Legg Mason assumed that there had been no material change in the assets, financial condition, business or prospects of Judge Group since the date that the most recent financial statements were made available to Legg Mason. Legg Mason did not perform any independent valuation or appraisal of the assets or liabilities of Judge Group. In addition, Legg Mason did not undertake an independent analysis of the application or expiration of Judge Group's net operating loss carryforwards and its opinion makes no assumption concerning, and therefore does not consider, the application or utilization of Judge Group's net operating loss carryforwards.

         With respect to financial forecasts, Legg Mason assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Judge Group as to the future financial performance of Judge Group. Legg Mason assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based. The forecasts and projections were based on numerous variables and assumptions that were inherently uncertain, including, without limitation, facts related to general economic and market conditions. Accordingly, Legg Mason noted that actual results could vary significantly from those set forth in such forecasts and projections. Legg Mason's opinion was necessarily based on share prices, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to Legg Mason up to and including, the date of the opinion. In rendering its opinion, Legg Mason did not address the relative merits of the Offer, the Merger or any alternative potential transaction. Legg Mason also assumed that the Merger would be consummated immediately after the consummation of the Offer in the manner contemplated by the Offer to Purchase.

         The following is a brief summary of the material financial analyses performed by Legg Mason in preparing its opinion:

Comparable Company Analysis

         Legg Mason reviewed and compared the actual financial, operating and stock market information of certain companies in lines of business believed to be generally comparable to those of Judge Group in the information technology ("IT") staffing industry (the "Comparable Company Analysis"). These companies included Alternative Resources Corporation, Analysts International Corporation, Butler International, Inc., CDI Corporation, CIBER, Inc., Computer Task Group, Covansys Corporation, Diversified Corporate Resources, Inc., Hall Kinion & Associates, Inc., Keane, Inc., Kforce, Inc., MPS Group, Inc., National Technical Systems, Inc., Personnel Group of America, Inc., RCM Technologies, Inc., SCB Computer Technology, Inc., TechTeam Global, Inc. and TSR, Inc.

         Specifically, Legg Mason analyzed the respective multiples of the market value of these companies to their last twelve months' net income and projected 2003 net income and the enterprise value of these companies to their last twelve months' revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA") and earnings before interest and taxes ("EBIT"). Legg Mason's analysis indicated the following:

                         Market Value as a Multiple of:                 Enterprise Value as a Multiple of:
                         -------------------------------           -------------------------------------------
                          LTM Net            FY 2003E                LTM              LTM                 LTM
                          Income            Net Income             Revenues          EBITDA               EBIT
                         ---------         -------------           ---------        --------            -------
Low                          6.0x              17.0x                0.11x              2.5x                2.6x
High                        81.4x              51.3x                0.84x             17.0x              100.5x

Mean                        32.7x              28.0x                0.34x              9.2x               22.3x
Median                      31.1x              24.4x                0.26x              8.7x               18.5x


         Legg Mason then derived a range of implied per share equity values for Judge Group by applying the multiples of the comparable companies listed above to corresponding data for Judge Group. This analysis indicated the following:


                         Market Value as a Multiple of:                 Enterprise Value as a Multiple of:
                         -------------------------------           -------------------------------------------
                          LTM Net            FY 2003E                LTM              LTM                 LTM
                          Income            Net Income             Revenues          EBITDA               EBIT
                         ---------         -------------           ---------        --------            -------
Low                         $0.15              $1.72               $0.58              $0.28               $0.06
High                         2.06              $5.18                4.94               2.30                5.16

Mean                        $0.83              $2.83               $1.96              $1.20               $1.08
Median                       0.79               2.46                1.46               1.14                0.88


         However, Legg Mason noted that trading multiples of publicly traded companies are impacted by the relative size of these companies. As a result, Legg Mason reviewed and compared the actual financial, operating and stock market information of those companies in the initial Comparable Company Analysis with last twelve months' revenues of less than $250 million. These companies included Alternative Resources Corporation, Diversified Corporate Resources, Inc., Hall Kinion & Associates, Inc., National Technical Systems, Inc., RCM Technologies, Inc., SCB Computer Technology, Inc., TechTeam Global, Inc. and TSR, Inc.

         Legg Mason analyzed the respective multiples of the market value of these companies to their last twelve months' net income and projected 2003 net income and the enterprise value of these companies to their last twelve months' revenues, EBITDA and EBIT. Legg Mason's analysis indicated the following:


                         Market Value as a Multiple of:                 Enterprise Value as a Multiple of:
                         -------------------------------           -------------------------------------------
                          LTM Net            FY 2003E                LTM              LTM                 LTM
                          Income            Net Income             Revenues          EBITDA               EBIT
                         ---------         -------------           ---------        --------            -------
Low                          6.0x             NMF*                  0.14x              2.5x                2.6x
High                        39.8x             NMF                   0.61x             16.2x               18.9x

Mean                        23.9x             NMF                   0.29x              6.4x               10.3x
Median                      24.9x             NMF                   0.22x              4.8x                8.9x

*  NMF:  Not meaningful.

         Legg Mason then derived a range of implied per share equity values for Judge Group by applying the multiples of the comparable companies listed above to corresponding data for Judge Group. This analysis indicated the following:


                         Market Value as a Multiple of:                 Enterprise Value as a Multiple of:
                         -------------------------------           -------------------------------------------
                          LTM Net            FY 2003E                LTM              LTM                 LTM
                          Income            Net Income             Revenues          EBITDA               EBIT
                         ---------         -------------           ---------        --------            -------
Low                       $0.15                NMF                  $0.77            $0.28               $0.06
High                       1.01                NMF                   3.59             2.19                0.91

Mean                      $0.60                NMF                  $1.64            $0.82               $0.46
Median                     0.63                NMF                   1.23             0.60                0.38


Comparable Industry Transactions Analysis

         Legg Mason reviewed and compared nine comparable transactions that were completed between January 1, 2001 and May 15, 2003 involving companies in lines of business believed to be generally comparable to those of Judge Group in the IT staffing industry (the "Comparable Industry Transactions Analysis").

         Specifically, Legg Mason analyzed the respective multiples of the market value of these companies to their last twelve months' net income and the enterprise value of these companies to their last twelve months' revenues, EBITDA and EBIT. Legg Mason's analysis indicated the following:


                          Market Value
                       as a Multiple of:              Enterprise Value as a Multiple of:
                       -------------------        -------------------------------------------
                           LTM Net                   LTM              LTM               LTM
                           Income                  Revenues          EBITDA             EBIT
                          ---------               ---------        --------            -------
Low                          8.8x                   0.11x             5.0x                5.1x
High                       104.8x                   1.62x            15.6x               41.0x

Mean                        59.5x                   0.54x            10.3x               21.7x
Median                      62.2x                   0.40x            10.2x               20.4x




         Legg Mason then derived a range of implied per share equity values for Judge Group by applying the multiples of the comparable companies listed above to corresponding data for Judge Group. This analysis indicated the following:

                          Market Value
                       as a Multiple of:              Enterprise Value as a Multiple of:
                       -------------------        -------------------------------------------
                           LTM Net                   LTM              LTM               LTM
                           Income                  Revenues          EBITDA             EBIT
                          ---------               ---------        --------            -------
Low                         $0.22                   $0.55            $0.62              $0.19
High                         2.65                    9.58             2.11               2.06

Mean                        $1.50                   $3.14            $1.36              $1.05
Median                       1.57                    2.32             1.36               0.99


         Legg Mason noted that transaction multiples are impacted by the relative size of the companies being acquired in the transaction. As a result, Legg Mason reviewed and compared those six comparable transactions from the initial Comparable Industry Transactions Analysis in which the company being acquired generated revenues of less than $250 million.

         Legg Mason analyzed the respective multiples of the market value of these companies to their last twelve months' net income and the enterprise value of these companies to their last twelve months' revenues, EBITDA and EBIT. Legg Mason's analysis indicated the following:


                          Market Value
                       as a Multiple of:              Enterprise Value as a Multiple of:
                       -------------------        -------------------------------------------
                           LTM Net                   LTM              LTM               LTM
                           Income                  Revenues          EBITDA             EBIT
                          ---------               ---------        --------            -------
Low                          8.8x                    0.11x            5.0x              5.1x
High                        71.1x                    0.86x            8.8x             18.5x

Mean                        39.9x                    0.39x            6.9x             11.8x
Median                      39.9x                    0.38x            6.9x             11.8x


         Legg Mason then derived a range of implied per share equity values for Judge Group by applying the multiples of the comparable companies listed above to corresponding data for Judge Group. This analysis indicated the following:


                          Market Value
                       as a Multiple of:              Enterprise Value as a Multiple of:
                       -------------------        -------------------------------------------
                           LTM Net                   LTM              LTM               LTM
                           Income                  Revenues          EBITDA             EBIT
                          ---------               ---------        --------            -------
Low                         $0.22                   $0.55            $0.62             $0.19
High                         1.80                    5.06             1.16              0.89

Mean                        $1.01                   $2.27            $0.89             $0.54
Median                       1.01                    2.22             0.89              0.54


Premiums Paid Analysis

         Legg Mason reviewed selected publicly available financial and stock market information of 62 "Going Private" transactions that were completed between January 1, 2001 and May 15, 2003. Legg Mason analyzed the information on these transactions using three criteria: the purchase price as a percentage premium to the share price one day prior to the announcement of the transaction, the purchase price as a percentage premium to the share price one week prior to the announcement of the transaction and the purchase price as a percentage premium to the share price one month prior to the announcement of the transaction. This analysis indicated the following:

                                                              Percentage Premium Over:
                                     ----------------------------------------------------------------------------
                                       One-day-prior               One-week-prior               One-month-prior
                                        Share Price                  Share Price                  Share Price
                                     -----------------           ------------------            ------------------
Low                                        -8.3%                        -8.3%                       -37.0%
High                                      150.0%                       177.8%                       150.0%

Mean                                       37.0%                        41.3%                        42.8%
Median                                     31.8%                        33.2%                        37.4%


         Legg Mason then derived a range of implied per share equity values for Judge Group by applying the percentage premiums from the comparable transactions to corresponding data for Judge Group as of March 21, 2003 (the business day prior to the announcement that the initial non-binding proposal had been sent to the Special Committee by the Continuing Shareholders.) This analysis indicated the following:

                                                              Percentage Premium Over:
                                     ----------------------------------------------------------------------------
                                       One-day-prior               One-week-prior               One-month-prior
                                        Share Price                  Share Price                  Share Price
                                     -----------------           ------------------            ------------------
Low                                        $0.64                        $0.68                        $0.44
High                                        1.75                         2.06                         1.75

Mean                                       $0.96                        $1.05                        $1.00
Median                                      0.92                         0.99                         0.96


         Legg Mason reviewed selected publicly available financial and stock market information of 41 "Going Private" transactions that were completed between January 1, 2001 and May 15, 2003 in which the acquired company generated revenues of less than $250 million. Legg Mason analyzed the information on these transactions using three criteria: the purchase price as a percentage premium to the share price one day prior to the announcement of the transaction, the purchase price as a percentage premium to the share price one week prior to the announcement of the transaction and the purchase price as a percentage premium to the share price one month prior to the announcement of the transaction. This analysis indicated the following:

                                                              Percentage Premium Over:
                                     ----------------------------------------------------------------------------
                                       One-day-prior               One-week-prior               One-month-prior
                                        Share Price                  Share Price                  Share Price
                                     -----------------           ------------------            ------------------
Low                                        -8.3%                        -8.3%                       -17.5%
High                                      150.0%                       177.8%                       150.0%

Mean                                       43.7%                        49.8%                        49.9%
Median                                     36.0%                        45.5%                        43.1%


         Legg Mason then derived a range of implied per share equity values for Judge Group by applying the percentage premiums from the comparable transactions to corresponding data for Judge Group as of March 21, 2003 (the business day prior to the announcement that the initial non-binding proposal had been sent to the Special Committee by the Continuing Shareholders.) This analysis indicated the following:

                                                              Percentage Premium Over:
                                     ----------------------------------------------------------------------------
                                       One-day-prior               One-week-prior               One-month-prior
                                        Share Price                  Share Price                  Share Price
                                     -----------------           ------------------            ------------------
Low                                        $0.64                        $0.68                        $0.58
High                                        1.75                         2.06                         1.75

Mean                                       $1.01                        $1.11                        $1.05
Median                                      0.95                         1.08                         1.00


         Legg Mason reviewed selected publicly available financial and stock market information of 52 "Going Private" transactions that were completed between January 1, 2001 and May 15, 2003 in which the premium paid was greater than 0% and less than 100%. Legg Mason analyzed the information on these transactions using three criteria: the purchase price as a percentage premium to the share price one day prior to the announcement of the transaction, the purchase price as a percentage premium to the share price one week prior to the announcement of the transaction and the purchase price as a percentage premium to the share price one month prior to the announcement of the transaction. This analysis indicated the following:

                                                              Percentage Premium Over:
                                     ----------------------------------------------------------------------------
                                       One-day-prior               One-week-prior               One-month-prior
                                        Share Price                  Share Price                  Share Price
                                     -----------------           ------------------            ------------------
Low                                         2.4%                         0.4%                         7.1%
High                                       93.3%                        90.5%                        94.8%

Mean                                       36.1%                        37.0%                        40.0%
Median                                     32.2%                        33.2%                        37.4%


         Legg Mason then derived a range of implied per share equity values for Judge Group by applying the percentage premiums from the comparable transactions to corresponding data for Judge Group as of March 21, 2003 (the business day prior to the announcement that the initial non-binding proposal had been sent to the Special Committee by the Continuing Shareholders.) This analysis indicated the following:

                                                              Percentage Premium Over:
                                     ----------------------------------------------------------------------------
                                       One-day-prior               One-week-prior               One-month-prior
                                        Share Price                  Share Price                  Share Price
                                     -----------------           ------------------            ------------------
Low                                        $0.72                        $0.74                        $0.75
High                                        1.35                         1.41                         1.36

Mean                                       $0.95                        $1.01                        $0.98
Median                                      0.93                         0.99                         0.96


         Legg Mason reviewed selected publicly available financial and stock market information of 14 "Going Private" transactions that were completed between January 1, 2001 and May 15, 2003 in which a minority interest was acquired. Legg Mason analyzed the information on these transactions using three criteria: the purchase price as a percentage premium to the share price one day prior to the announcement of the transaction, the purchase price as a percentage premium to the share price one week prior to the announcement of the transaction and the purchase price as a percentage premium to the share price one month prior to the announcement of the transaction. This analysis indicated the following:

                                                              Percentage Premium Over:
                                     ----------------------------------------------------------------------------
                                       One-day-prior               One-week-prior               One-month-prior
                                        Share Price                  Share Price                  Share Price
                                     -----------------           ------------------            ------------------
Low                                         4.3%                         1.7%                       -17.5%
High                                      150.0%                       177.8%                       150.0%

Mean                                       46.8%                        58.1%                        51.9%
Median                                     37.2%                        43.6%                        39.4%

         Legg Mason then derived a range of implied per share equity values for Judge Group by applying the percentage premiums from the comparable transactions to corresponding data for Judge Group as of March 21, 2003 (the business day prior to the announcement that the initial non-binding proposal had been sent to the Special Committee by the Continuing Shareholders.) This analysis indicated the following:

                                                              Percentage Premium Over:
                                     ----------------------------------------------------------------------------
                                       One-day-prior               One-week-prior               One-month-prior
                                        Share Price                  Share Price                  Share Price
                                     -----------------           ------------------            ------------------
Low                                        $0.73                        $0.75                        $0.58
High                                        1.75                         2.06                         1.75

Mean                                       $1.03                        $1.17                        $1.06
Median                                      0.96                         1.06                         0.98

         Legg Mason reviewed selected publicly available financial and stock market information of 10 "Going Private" transactions that were completed between January 1, 2001 and May 15, 2003 in which a minority interest was acquired and in which the acquired company generated revenues of less than $250 million. Legg Mason analyzed the information on these transactions using three criteria: the purchase price as a percentage premium to the share price one day prior to the announcement of the transaction, the purchase price as a percentage premium to the share price one week prior to the announcement of the transaction and the purchase price as a percentage premium to the share price one month prior to the announcement of the transaction. This analysis indicated the following:

                                                              Percentage Premium Over:
                                     ----------------------------------------------------------------------------
                                       One-day-prior               One-week-prior               One-month-prior
                                        Share Price                  Share Price                  Share Price
                                     -----------------           ------------------            ------------------
Low                                        13.8%                        17.9%                       -17.5%
High                                      150.0%                       177.8%                       150.0%

Mean                                       55.1%                        69.5%                        59.5%
Median                                     46.2%                        47.3%                        51.3%


         Legg Mason then derived a range of implied per share equity values for Judge Group by applying the percentage premiums from the comparable transactions to corresponding data for Judge Group as of March 21, 2003 (the business day prior to the announcement that the initial non-binding proposal had been sent to the Special Committee by the Continuing Shareholders.) This analysis indicated the following:

                                                              Percentage Premium Over:
                                     ----------------------------------------------------------------------------
                                       One-day-prior               One-week-prior               One-month-prior
                                        Share Price                  Share Price                  Share Price
                                     -----------------           ------------------            ------------------
Low                                        $0.80                        $0.87                        $0.58
High                                        1.75                         2.06                         1.75

Mean                                       $1.09                        $1.25                        $1.12
Median                                      1.02                         1.09                         1.05


         Legg Mason reviewed selected publicly available financial and stock market information of 11 "Going Private" transactions that were completed between January 1, 2001 and May 15, 2003 in which a minority interest was acquired and in which the premium paid was greater than 0% and less than 100%. Legg Mason analyzed the information on these transactions using three criteria: the purchase price as a percentage premium to the share price one day prior to the announcement of the transaction, the purchase price as a percentage premium to the share price one week prior to the announcement of the transaction and the purchase price as a percentage premium to the share price one month prior to the announcement of the transaction. This analysis indicated the following:

                                                              Percentage Premium Over:
                                     ----------------------------------------------------------------------------
                                       One-day-prior               One-week-prior               One-month-prior
                                        Share Price                  Share Price                  Share Price
                                     -----------------           ------------------            ------------------
Low                                         4.3%                         1.7%                        18.8%
High                                       85.7%                        85.7%                        71.4%

Mean                                       39.8%                        41.7%                        40.4%
Median                                     36.0%                        42.9%                        38.4%


         Legg Mason then derived a range of implied per share equity values for Judge Group by applying the percentage premiums from the comparable transactions to corresponding data for Judge Group as of March 21, 2003 (the business day prior to the announcement that the initial non-binding proposal had been sent to the Special Committee by the Continuing Shareholders.) This analysis indicated the following:

                                                              Percentage Premium Over:
                                     ----------------------------------------------------------------------------
                                       One-day-prior               One-week-prior               One-month-prior
                                        Share Price                  Share Price                  Share Price
                                     -----------------           ------------------            ------------------
Low                                        $0.73                        $0.75                        $0.83
High                                        1.30                         1.37                         1.20

Mean                                       $0.98                        $1.05                        $0.98
Median                                      0.95                         1.06                         0.97


Discounted Cash Flow Analysis

         Judge Group provided Legg Mason with projections and other financial information relating to the expected future performance of Judge Group. Judge Group also provided Legg Mason with information relating to the achievement of strategic goals, objectives and targets over the applicable periods for Judge Group's projections. Legg Mason performed a Discounted Cash Flow Analysis based on projections and other financial information provided by Judge Group and projections and other financial information developed by Legg Mason, based on discussions with Judge Group management. Legg Mason made a variety of assumptions in the Discounted Cash Flow Analysis, including utilizing a range of discount rates from 11.5% to 13.5% and a range of terminal values for Judge Group from 4.0x EBITDA to 6.0x EBITDA. Legg Mason's Discounted Cash Flow Analysis indicated a range of per share equity values for Judge Group of $0.98 to $2.99.

Leveraged Buyout Analysis

         Legg Mason performed a Leveraged Buyout Analysis based on projections and other financial information provided by Judge Group and projections and other financial information developed by Legg Mason, based on discussions with Judge Group management. Legg Mason made a variety of assumptions in the Leveraged Buyout Analysis including utilizing required return rates of between 35% and 40% for equity investors and between 18% and 20% for subordinated debt lenders. Legg Mason also utilized a range of exit multiples for Judge Group from 4.0x EBITDA to 6.0x EBITDA. Legg Mason's Leveraged Buyout Analysis indicated a range of per share equity values for Judge Group of $0.53 to $1.16.

Conclusion

         The summary set forth above describes the principal elements of the overview provided by Legg Mason to the Special Committee on May 16, 2003. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, an opinion is not readily susceptible to summary description. Legg Mason did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support its opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, Legg Mason considered the results of the analyses in light of each other and ultimately reached its opinion based upon the results of all analyses taken as a whole. Legg Mason did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, support its determination. Accordingly, notwithstanding the separate factors summarized above, Legg Mason believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, Legg Mason made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Legg Mason are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by the analyses.

         Under the terms of Legg Mason's engagement, Judge Group has agreed to pay Legg Mason an advisory fee of $115,000, which the Special Committee believes is reasonable for the services provided by Legg Mason to the Special Committee. Judge Group has agreed to reimburse Legg Mason for out-of-pocket expenses incurred in performing its services, including the fees and expenses of its legal counsel, and to indemnify Legg Mason and related persons against liabilities, including liabilities under the federal securities laws, arising out of Legg Mason's engagement.

         Legg Mason is an internationally-recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts and valuations for real estate, corporate and other purposes. Legg Mason was selected to act as investment banker to the Special Committee based upon the presentations and materials it had provided to the Special Committee, its experience with respect to going private transactions and its experience, expertise and familiarity with Judge Group's business.

         The Fairness Opinion rendered by Legg Mason will be made available for inspection and copying at the principal executive offices of Judge Group during its regular business hours by any interested equity security holder of Judge Group or representative who has been so designated in writing. A copy of the Fairness Opinion will be transmitted by Judge Group to any interested equity security holder of Judge Group or representative who has been so designated in writing upon written request and at the expense of the requesting security holder.

         Intent to Tender.

         After reasonable inquiry and to the knowledge of Judge Group, as of the date of this Statement, all executive officers and directors of Judge Group (other than Continuing Shareholders) intend to validly tender in the Offer and not withdraw all of the shares of Common Stock that are held of record or beneficially owned by them.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

         Pursuant to an engagement letter dated April 10, 2003, the Special Committee formally retained Legg Mason to act as the Special Committee's exclusive financial advisor and to render an opinion to the Special Committee regarding the fairness, from a financial point of view, of the Offer. In connection with Legg Mason's services as financial advisor to the Special Committee, Judge Group has agreed to pay Legg Mason $115,000 plus reasonable out-of-pocket expenses and legal fees. Judge Group has also agreed to indemnify and hold harmless Legg Mason and its affiliates and their respective officers, directors, employees and agents and any persons who control Legg Mason or any of its affiliates, against and from all losses arising out of or in connection with its engagement by the Special Committee.

         The Special Committee also retained Ballard Spahr to act as its legal advisor in connection with the activities of the Special Committee. In connection with Ballard Spahr's services as legal advisor to the Special Committee, Judge Group has agreed to pay Ballard Spahr's legal fees and expenses.

         Except as disclosed in this Statement, neither Judge Group nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to Judge Group shareholders on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of Judge Group, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

         No transaction in shares of the Common Stock has been effected during the past sixty days by Judge Group or, to the knowledge of Judge Group, by any executive officer, director, affiliate or subsidiary of Judge Group.

Item 7.  Purposes of the Transaction and Plans or Proposals.

         In connection with the Offer, Judge Group, through the Special Committee, engaged in the negotiations discussed in "Item 4. Background of the Offer." Except as described in this Statement or in the Offer to Purchase, no negotiations are being undertaken or underway by Judge Group in response to the Offer which relate to, or would result in: (1) a tender offer or other acquisition of the Common Stock by Judge Group, any subsidiary of Judge Group or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Judge Group or any subsidiary of Judge Group, (3) any purchase, sale or transfer of a material amount of assets of Judge Group or any subsidiary of Judge Group, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Judge Group.

Item 8. Additional Information.

         Incorporation by Reference.

         The information contained in all of the Exhibits referred to in Item 9 below is incorporated in this Statement by reference.

         Where You Can Find More Information.

         Judge Group files annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following location of the
SEC:

                           Public Reference Room
                           450 Fifth Street, N.W.
                           Suite 1024
                           Washington, D.C. 20549

         You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

         The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, like Judge Group, who file electronically with the SEC. The address of that site is http://www.sec.gov.

         Item 9.  Exhibits.

     Exhibit
       No.         Description
     -------       -----------

    99(a)(i) Offer to Purchase dated May 19, 2003 (incorporated by reference to Exhibit (a)(1)(i) to Schedule TO)

    99(a)(ii)      Letter of Transmittal (incorporated by reference to Exhibit
                   (a)(1)(ii) to Schedule TO)

    99(a)(iii)     Notice of Guaranteed Delivery (incorporated by reference to
                   Exhibit (a)(1)(iii) to Schedule TO)

    99(a)(iv)      Letter from Information Agent to Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to Schedule TO)

    99(a)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to Schedule TO)

    99(a)(vi)      Guidelines for Certification of Taxpayer Identification
                   Number on Substitute W-9 (incorporated by reference to Exhibit (a)(1)(vi) to Schedule TO)

    99(a)(vii)     Press Release issued by The Judge Group, Inc. on March 24,
                   2003 (previously filed on Current Report on Form 8-K dated
                   March 24, 2003)

    99(a)(viii)    Letter from RCM Technologies, Inc. to Special Committee dated
                   March 31, 2003 (filed herewith electronically)

    99(a)(ix)      Press Release issued by RCM Technologies, Inc. on April 1,
                   2003 (incorporated by reference to Exhibit (a)(1)(xii) to Schedule TO)

    99(a)(x) Press Release issued by Martin E. Judge, Jr. and Michael A. Dunn on April 2, 2003 (incorporated by reference to Exhibit
                   (a)(1)(xiii) to Schedule TO)

    99(a)(xi)      Press Release issued by The Judge Group, Inc. on April 10,
                   2003 (previously filed on Current Report on Form 8-K dated
                   April 10, 2003)

    99(a)(xii)     Letter from RCM Technologies, Inc. to Special Committee dated
                   April 23, 2003 (filed herewith electronically)

    99(a)(xiii)    Opinion of Legg Mason Wood Walker, Incorporated dated May 16,
                   2003 (filed herewith electronically)

    99(a)(xiv)     Press Release issued by The Judge Group, Inc. on May 19, 2003
                   (incorporated by reference to Exhibit (a)(1)(xiii) to Schedule TO)

    99(a)(xv)      Annual Report on Form 10-K of The Judge Group, Inc.
                   (previously filed on March 10, 2003)

    99(a)(xvi)     Amended Annual Report on Form 10-K of The Judge Group, Inc.
                   (previously filed on April 30, 2003)

    99(a)(xvii)    Amended Annual Report on Form 10-K of The Judge Group, Inc.
                   (previously filed on May 19, 2003)

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            THE JUDGE GROUP, INC.


                                            By: /s/ Robert G. Alessandrini
                                                --------------------------------
                                                Name:  Robert G. Alessandrini
                                                Title: Chief Financial Officer

                                    ANNEX A

[LOGO] Investment Banking

Legg Mason Wood Walker, Incorporated
Suite 1100, 1735 Market Street, Philadelphia, PA 19103
215 - 496 - 8300 Fax: 215 - 568 - 2031

Member New York Stock Exchange, Inc./Member SIPC

May 16, 2003

Special Committee of the Board of Directors
The Judge Group, Inc.
Two Bala Plaza, Suite 800
Bala Cynwyd, PA 19004

Members of the Special Committee:

We understand that members of the management group of The Judge Group, Inc., a Pennsylvania corporation ("Judge Group" or the "Company"), have informed the Special Committee of the Board of Directors of the Company (the "Special Committee") of their intention to acquire all of the Company's outstanding stock (not already owned by the management group (the "Management Group")) in order to take the Company private. According to a letter dated April 10, 2003 from Martin
E. Judge, Jr. representing the Management Group and, pursuant to the terms and conditions set forth in a draft of the Offer to Purchase dated May 9, 2003 (the "Offer to Purchase"), Judge Group Acquisition Corporation, a Pennsylvania corporation newly-formed by the Management Group (the "Purchaser") is prepared to make a tender offer at a price of $1.05 per share (the "Per Share Offer Price") for all outstanding shares of common stock of the Company not owned by the Management Group (the "Offer"). The Offer to Purchase further provides that the Purchaser intends, subject to the terms and conditions set forth in the Offer to Purchase, as soon as possible following consummation of the Offer, to effect a merger between the Company and the Purchaser (the "Merger") pursuant to which all of the Company's outstanding stock not then already owned by the Purchaser or transferred to the Purchaser by the Management Group (other than stock held by the Company's shareholders who dissent from the Merger and perfect their dissenters rights under the Pennsylvania Business Corporation Law) would be converted into the right to receive in cash an amount per share equal to the Per Share Offer Price (the "Merger Price," and collectively with the Per Share Offer Price, the "Consideration").

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of the Company's common stock (other than the Management Group) of the Consideration as of the date hereof.



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                                            Legg Mason Wood Walker, Incorporated


Special Committee of the Board of Directors                         May 16, 2003
The Judge Group, Inc.                                                     Page 2

In arriving at our opinion set forth below, we have, among other things:

     (i) reviewed and analyzed the financial terms and conditions of the letters to the Special Committee from the Management Group (or representatives thereof) dated March 21, 2003 and April 10, 2003;

     (ii) reviewed and analyzed certain publicly available audited and unaudited financial statements of Judge Group and certain other publicly available information of Judge Group;

     (iii) reviewed and discussed with representatives of the senior management of Judge Group certain information of a business and financial nature furnished to us by them, including financial forecasts and related assumptions of Judge Group;

     (iv) reviewed public information with respect to certain other companies in lines of business that we believe to be generally comparable to the business of Judge Group;

     (v) reviewed the financial terms, to the extent publicly available, of certain business combinations that we believe to be generally comparable to the Offer;

     (vi) reviewed certain publicly available information concerning the historical stock price of Judge Group common stock;

     (vii) reviewed a draft of the Offer to Purchase dated May 9, 2003 and a draft of the Company's Solicitation and Recommendation Statement on
            Schedule 14D-9 dated May 13, 2003 with respect to the Offer (the "Schedule 14D-9"); and

     (viii) conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion.

In connection with our review, we have assumed and relied upon, without any responsibility for independent verification or liability therefor, the accuracy and completeness of the foregoing information, all financial and other information supplied to us by Judge Group, and all publicly available information. We have further relied upon the assurances of management of the Company that they are unaware of any facts that would make the information provided incomplete or misleading. We have assumed that there has been no material change in the assets, financial condition, business or prospects of Judge Group since the date of the most recent financial statements made available to us. We have not performed any independent valuation or appraisal of any of the assets or liabilities of the Company. Nor have we been furnished with any appraisals or valuations of the assets or liabilities of the Company. We have also assumed that



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                                            Legg Mason Wood Walker, Incorporated

Special Committee of the Board of Directors                         May 16, 2003
The Judge Group, Inc.                                                     Page 3

the Merger will be consummated immediately after the consummation of the Offer in the manner contemplated by the Offer to Purchase.

With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. The forecasts and projections were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, facts related to general economic and market conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts and projections. Our opinion is necessarily based on share prices, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us up to and including, the date of this letter. In rendering our opinion, we did not address the relative merits of the Offer, the Merger or any alternative potential transaction. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company's common stock (other than the Management Group) of the Consideration and we express no opinion as to the underlying decision of the Special Committee to recommend the Offer or Merger. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to a business combination or other extraordinary transaction involving the Company. We have acted as financial advisor to the Special Committee with respect to the Offer and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of our business, we may actively trade securities of the Company for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

We have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities to which either the Company or their affiliates is a party or may be subject and our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of such matters.

It is understood that this letter is directed to the Special Committee of the Board of Directors of Judge Group and does not constitute a recommendation to any holder of the Company's common stock as to how such stockholder should respond to the Offer or the Merger. This letter is not to be quoted or referred to, in whole or in part, in any tender offer document, registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent, provided that this opinion (and references to this opinion) may be included in its entirety in the Schedule 14D-9 and related materials filed by Judge Group with the Securities and Exchange Commission with respect to the Offer.


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                                            Legg Mason Wood Walker, Incorporated

Special Committee of the Board of Directors                         May 16, 2003
The Judge Group, Inc.                                                     Page 4

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company's common stock (other than the Management Group) in the Offer and Merger, considered as a single transaction, is fair from a financial point of view.



                                Very truly yours,



                                LEGG MASON WOOD WALKER, INCORPORATED
                                ---------------------------------------------
                                LEGG MASON WOOD WALKER, INCORPORATED